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                                                                      EXHIBIT 23

                          Independent Auditors' Consent

The Corporate Benefits Committee
Allergan, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 33-29528, 33-44770 and 333-09091) on Form S-8 of Allergan, Inc. of our report dated June 21, 2002, relating to the statements of net assets available for plan benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits and the related schedule for the year ended December 31, 2001, which report appears in the December 31, 2001 Annual Report for the Allergan, Inc. Savings and Investment Plan on Form 11-K of Allergan, Inc.

                                                                 /s/ KPMG LLP


Orange County, California
June 27, 2002